Issuer Free Writing Prospectus dated June 9, 2010
Filed Pursuant to Rule 433
Registration Nos. 333-143883 and 333-167384
(Relating to Preliminary Prospectus Supplement dated June 8, 2010)
We have filed registration statements (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the underwriter for this offering will arrange to send you the prospectus if you request it from BMO Capital Markets, by mail at 3 Times Square, 27th Floor, New York, NY 10036, Attention: Lori Begley or by telephone at (212) 885-4039. You may also access the preliminary prospectus supplement by clicking on the following link: http://www.sec.gov/Archives/edgar/data/716646/000095012310056651/b81069e424b2.htm. The following information supplements and updates the information contained in the base prospectus in the registration statement and the preliminary prospectus supplement.

Issuer	Clinical Data, Inc. (NASDAQ: CLDA)

Common stock offered by Clinical Data	1,945,576 shares of common stock. In addition, we have granted the underwriters an option for a period of 30 days to purchase up to an additional 291,836 shares of common stock to cover over allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of their over allotment option.

Upon completion of this offering, we will have 29,390,550 shares of common stock outstanding based on the actual number of shares of common stock outstanding as of June 4, 2010, which was 27,444,974, and excludes:

•	6,110,600 shares issuable upon the conversion of convertible notes outstanding as of June 4, 2010, with a conversion price of $8.18 per share;

•	4,262,354 shares issuable upon the exercise of warrants outstanding and exercisable as of June 4, 2010, with a weighted average exercise price of $11.88 per share;

•	up to 204,503 shares potentially issuable under certain contingent value rights issued in connection with our acquisition of Avalon Pharmaceuticals, Inc. in May of 2009, a minimum of 163,602 shares of which will, as of the date hereof, be issued on or about June 30, 2010;

•	2,312,688 shares issuable upon the exercise of options outstanding and vested as of June 4, 2010, at a weighted average exercise price of $13.68 per share;

•	2,068 shares issuable pursuant to certain deferred stock units;

•	1,729,178 shares issuable upon the exercise of options outstanding, but not vested, as of June 4, 2010, at a weighted average exercise price of $15.18 per share; and

•	310,872 shares available for future issuance under our stock incentive plans as of June 4, 2010.

Public offering price	$14.30 per share.

Net proceeds to Clinical Data	We estimate that the net proceeds from the sale of the 1,945,576 shares of common stock that we are offering will be approximately $25.9 million, or approximately $29.8 million if the underwriters exercise in full their option to purchase 291,836 additional shares of common stock, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Following the offering, we believe that our cash resources will be sufficient to fund our operations through March 31, 2011.

Pricing date	June 9, 2010.

Closing date	June 14, 2010.

Dilution	Our net tangible book value as of December 31, 2009 was approximately negative $3.2 million, or negative $0.12 per share. After giving effect to our sale of 1,945,576 shares of common stock in this offering at a public offering price of $14.30 per share and after deducting underwriting discounts and estimated offering expenses payable by us, our adjusted net tangible book value as of December 31, 2009 would have been $22.7 million, or $0.80 per share. This represents an immediate increase in net tangible book value to existing stockholders of $0.92 per share and an immediate dilution to new investors of $13.50 per share.

If the underwriters exercise their over-allotment option in-full to purchase 291,836 additional shares of common stock in this offering, the adjusted net tangible book value per share after the offering would be $0.93 per share, the increase in the net tangible book value per share to existing stockholders would be $1.05 per share and the dilution to new investors purchasing common stock in this offering would be $13.37 per share.

The preceding discussion is based on 26,506,000 shares outstanding as of December 31, 2009 and assumes no conversion or exercise of our convertible notes, warrants and options outstanding as of December 31, 2009. As of December 31, 2009, there were notes outstanding convertible into 6,110,600 shares of common stock at a conversion price of $8.18 per share, warrants outstanding and exercisable to acquire 4,262,354 shares of our common stock at a weighted average exercise price of $11.88 per share, 2,068 shares issuable pursuant to certain deferred stock units, up to 204,503 shares potentially issuable under certain contingent value rights issued in connection with our acquisition of Avalon Pharmaceuticals, Inc. in May of 2009, a minimum of 163,602 shares of which will, as of the date hereof, be issued on or about June 30, 2010, and options outstanding and vested to purchase a total of 2,112,489 shares of common stock at a weighted average exercise price of $13.56 per share.

Sole book-running manager	BMO Capital Markets

Co-managers	Wedbush PacGrow Life Sciences and Roth Capital Partners